# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Madison Square Garden Sports Corp., CIK 0001636519
CUSIP: 55825T103
Title of class of securities: Class A Common Stock, par value $.01 per share
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, New York, New York (NY), 10121
Date of event which requires filing of this statement: 12/28/2024
Amends the filing with accession number 0001193125-15-341417
Filed by CIK 0000935761
Persons authorized to receive notices and communications: Samantha H. Crispin, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 212-408-2500; Quentin W. Wiest, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 212-408-2500

## Reporting persons
- Charles F. Dolan (CIK 0000935761): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James L. Dolan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: bank loan (BK), other (OO); sole voting power 197,323; shared voting power 1,473,247; sole dispositive power 197,323; shared dispositive power 1,473,247; aggregate amount beneficially owned 1,670,570 (8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,086,513 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Thomas C. Dolan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 19,752; shared voting power 757,272; sole dispositive power 19,752; shared dispositive power 757,272; aggregate amount beneficially owned 777,024 (3.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,789,971 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 12,288; shared voting power 2,323,296; sole dispositive power 12,288; shared dispositive power 2,323,296; aggregate amount beneficially owned 2,335,584 (10.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,290,954 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne Dolan Weber: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 8,063; shared voting power 776,412; sole dispositive power 8,063; shared dispositive power 776,412; aggregate amount beneficially owned 784,475 (3.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,806,023 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Deborah A. Dolan-Sweeney: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: bank loan (BK), other (OO); sole voting power 6,872; shared voting power 976,058; sole dispositive power 6,872; shared dispositive power 976,058; aggregate amount beneficially owned 982,930 (4.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,628,195 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 314; shared voting power 2,482,025; sole dispositive power 314; shared dispositive power 2,482,025; aggregate amount beneficially owned 2,482,339 (11.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,071,481 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,274; shared voting power 2,806,191; sole dispositive power 2,274; shared dispositive power 2,806,191; aggregate amount beneficially owned 2,808,465 (12.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 1,765,154 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 261,356; shared voting power 0; sole dispositive power 261,356; shared dispositive power 0; aggregate amount beneficially owned 261,356 (1.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,305,083 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 322,281; shared voting power 0; sole dispositive power 322,281; shared dispositive power 0; aggregate amount beneficially owned 322,281 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,223,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 322,281; shared voting power 0; sole dispositive power 322,281; shared dispositive power 0; aggregate amount beneficially owned 322,281 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,223,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 312,888; shared voting power 0; sole dispositive power 312,888; shared dispositive power 0; aggregate amount beneficially owned 312,888 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,232,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 322,281; shared voting power 0; sole dispositive power 322,281; shared dispositive power 0; aggregate amount beneficially owned 322,281 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,220,531 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO James L. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: bank loan (BK), other (OO); sole voting power 633,573; shared voting power 0; sole dispositive power 633,573; shared dispositive power 0; aggregate amount beneficially owned 633,573 (3.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,925,193 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: bank loan (BK), other (OO); sole voting power 829,066; shared voting power 0; sole dispositive power 829,066; shared dispositive power 0; aggregate amount beneficially owned 829,066 (4.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,704,882 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 434,991; shared voting power 0; sole dispositive power 434,991; shared dispositive power 0; aggregate amount beneficially owned 434,991 (2.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,098,957 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 409,992; shared voting power 0; sole dispositive power 409,992; shared dispositive power 0; aggregate amount beneficially owned 409,992 (2.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,123,956 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 430,991; shared voting power 0; sole dispositive power 430,991; shared dispositive power 0; aggregate amount beneficially owned 430,991 (2.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,102,957 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 374,992; shared voting power 0; sole dispositive power 374,992; shared dispositive power 0; aggregate amount beneficially owned 374,992 (1.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,158,956 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Ryan Dolan 1989 Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,052; shared voting power 0; sole dispositive power 5,052; shared dispositive power 0; aggregate amount beneficially owned 5,052 (0% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,524,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Tara Dolan 1989 Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,052; shared voting power 0; sole dispositive power 5,052; shared dispositive power 0; aggregate amount beneficially owned 5,052 (0% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,524,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $.01 per share
Name of issuer: Madison Square Garden Sports Corp.
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, New York, New York (NY), 10121
Comment:
On April 17, 2020, the Issuer filed with the Secretary of State of the State of Delaware an amendment to its amended and restated certificate of incorporation to change its name from The Madison Square Garden Company to Madison Square Garden Sports Corp.

This Amendment No. 6 to Schedule 13D ("Amendment No.6") is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the "Group Members") who may be deemed to beneficially own all of the shares of Class B Common Stock of Madison Square Garden Sports Corp., formerly The Madison Square Garden Company (the "Issuer"), par value $.01 per share (the "Class B Common Stock"), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the "Class A Common Stock," and together with the Class B Common Stock, the "Common Stock"), and a certain number of shares of Class A Common Stock and (ii) certain trustees of such Group Members (the persons referred to in clauses (i) and (ii) collectively, the "Reporting Persons") to, among other things, report changes to the Reporting Persons' beneficial ownership of Class A Common Stock as a result of certain matters described in Item 4.

The Schedule 13D (the "Schedule") filed by the original Reporting Persons on October 9, 2015, as amended and supplemented by Amendment No. 1 filed on September 13, 2016, Amendment No. 2 filed on December 26, 2017, Amendment No. 3 filed on December 11, 2018, Amendment No. 4 filed on September 24, 2019 and Amendment No. 5 filed on December 31, 2019 ("Amendment No. 5"), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 6.

## Item 2. Identity and Background
Name of person filing:
The disclosure in Item 2(a) is hereby amended to read in its entirety as follows:

(a) The names of the Reporting Persons who are Group Members are: James L. Dolan; Thomas C. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the "Dolan Children Trusts" and individually, a "Dolan Children Trust"), and as sole Trustee of the Ryan Dolan 1989 Trust and Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney; Charles F. Dolan 2009 Revocable Trust (the "CFD 2009 Trust"); Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; and Tara Dolan 1989 Trust. The Reporting Persons also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the "2009 Family Trusts" and individually, a "2009 Family Trust") and Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts. Charles F. Dolan passed away on December 28, 2024 and is no longer a Group Member. Helen A. Dolan passed away on August 19, 2023 and is no longer a Group Member. The Charles F. Dolan 2018 Grantor Retained Annuity Trust #1M (the "CFD 2018 GRAT #1M"), the Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M (the "CFD 2019 GRAT #1M"), the Helen A. Dolan 2018 Grantor Retained Annuity Trust #1M (the "HAD 2018 GRAT #1M") and the Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M (the "HAD 2019 GRAT #1M," and together with CFD 2018 GRAT #1M, CFD 2019 GRAT #1M and HAD 2018 GRAT #1M, the "Old GRATs") distributed all of their shares of Class B Common Stock on January 11, 2021 and February 9, 2022, substantially all of which were acquired by the CFD 2009 Trust, and as a result the Old GRATs are no longer Group Members.
Residence or business address: The disclosure in Item 2(b) is hereby amended to remove information related to Charles F. Dolan, Helen. A Dolan and the Old GRATs.
Present principal occupation or employment: The disclosure in Item 2(c) is hereby amended to remove information related to Charles F. Dolan, Helen. A Dolan and the Old GRATs.
Criminal convictions in the last five years: See the Schedule, as amended.
Civil proceedings (securities laws) in the last five years: See the Schedule, as amended.
Citizenship: See the Schedule, as amended.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure in Item 3 is hereby amended by adding the following at the end thereof:

The information contained in Item 4 of this Amendment No. 6 is incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 is hereby amended by adding the following to the end thereof:

Charles F. Dolan passed away on December 28, 2024. As a result, as described in Exhibit A to Amendment No. 5, each child of Charles F. Dolan has the power to appoint additional or successor Trustees, including himself or herself, and to remove Trustees with respect to the 2009 Family Trust for his or her benefit. Accordingly, James L. Dolan, Thomas C. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney may each be deemed to beneficially own the shares owned of record by the 2009 Family Trust for his or her benefit (as reflected in Items 7 through 13 of each such person's cover page to this Amendment No. 6). Each of them disclaims beneficial ownership of the shares of Class A Common Stock and shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trust for his or her benefit. Further, Brian G. Sweeney may be deemed to beneficially own the shares owned of record by the 2009 Family Trust for the benefit of his spouse, Deborah A. Dolan-Sweeney, and he disclaims beneficial ownership of the shares of Class A Common Stock and shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trust for the benefit of his spouse.

The Old GRATs distributed all of their shares of Class B Common Stock on January 11, 2021 and February 9, 2022 for estate planning purposes, substantially all of which shares were acquired by the CFD 2009 Trust. No funds were exchanged in connection with the foregoing transfers of shares of Class B Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5(a) and (b) is hereby amended and supplemented as follows:

(a) and (b) As of December 31, 2024, the Group Members may be deemed to beneficially own an aggregate of 5,089,856 shares of Class A Common Stock as a result of their beneficial ownership of (i) 560,339 shares of Class A Common Stock (inclusive of shares held by the Dolan Family Foundation, for which certain Group Members serve as a director), and (ii) 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 21.2% of the total shares of the Issuer's common stock deemed to be currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 38,832 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The percentages used herein with respect to the ownership of Class A Common Stock are calculated based on 19,464,513 outstanding shares of Class A Common Stock as of October 25, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on November 1, 2024.

The information contained in Item 4 of this Amendment No. 6 is incorporated by reference.

See the responses to Items 7 through 13 of each cover page to this Amendment No. 4, which are incorporated by reference and provide updated information about the Reporting Persons' beneficial ownership as of December 31, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: See the Schedule, as amended.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: None, except as described herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the Schedule, as amended.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit B.6: Joint Filing Agreement, dated December 31, 2024.

## Signatures
- Charles F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- James L. Dolan: /s/ James L. Dolan, James L. Dolan (12/31/2024)
- Thomas C. Dolan: /s/ Thomas C. Dolan, Thomas C. Dolan (12/31/2024)
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Revocable Trust: /s/ Brian G. Sweeney, Brian G. Sweeney, Trustee (12/31/2024)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Ryan Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
- Tara Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (12/31/2024)
Comment: By:/s/ Brian G. Sweeney
Brian G. Sweeney
as Attorney-in-Fact